Snow Lake Resources Ltd.

Management's Discussion and Analysis

For the Six Months Ended December 31, 2023

(Expressed in Canadian Dollars)

Snow Lake Resources Ltd.
Management’s Discussion and Analysis
For the Six Months Ended December 31, 2023
(Expressed in Canadian Dollars)

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") of Snow Lake Resources Ltd., d/b/a Snow Lake Lithium™. ("Snow Lake", "we" or the "Company") summarizes the significant factors affecting the Company's operating results, financial condition, liquidity and cash flows as of and for the six months ended December 31, 2023. This MD&A should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements and the related notes thereto for the six months ended December 31, 2023 and 2022 (the "Q2 2024 Financials"), as well as the Company's amended and restated consolidated financial statements and the related notes thereto for the years ended June 30, 2023, 2022 and 2021 (the "Restated 2023 Financials").  This MD&A contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors.

The Q2 2024 Financials and the financial information contained in this MD&A are prepared pursuant to International Financial Reporting Standards ("IFRS") and in accordance with the standards of the United States Public Company Accounting Oversight Board. As permitted by the rules of the United States Securities and Exchange Commission (the "SEC") for foreign private issuers, the Company does not reconcile our financial statements to United States generally accepted accounting principles.

This MD&A reports the Company's activities through March 19, 2024, unless otherwise indicated. All figures are expressed in Canadian dollars ("$" or "CAD"), unless otherwise noted.

During the six months ended December 31, 2023, the Company remained at the exploration stage, had not placed any of its mineral properties into production, and has not generated any revenues. It intends, in the longer term, to proceed with the development of the Snow Lake Lithium™ property through economic studies such as a pre-feasibility study ("PFS") and provided the results are positive, through to mine development. In the long term, the Company also intends to derive substantial revenues from becoming a strategic supplier of battery-grade lithium concentrate to the growing electric vehicle and battery storage markets. The Company is not expected to start generating revenues until the fourth quarter of 2028, at the earliest. The Company's planned exploration and development of mineral resources, primarily lithium and uranium, will require significant investment prior to commercial introduction and may never be successfully developed or commercially successful.

Business Outlook and Strategy

Snow Lake is a Canadian clean energy development company listed on the NASDAQ Composite, with two hard rock lithium projects and one uranium project; the Snow Lake Lithium™ Project in the Snow Lake region of Northern Manitoba, the Shatford Lake Lithium Project adjacent to the Tanco lithium mine in Southern Manitoba (see "Corporate Developments" for more details), and the Engo Valley Uranium Project in Namibia (see "Corporate Developments" for more details). The Company is focused on advancing all of its projects through subsequent phases of exploration and development and into production in order to supply the minerals and resources needed for the clean energy transition.

Our objective is to develop a lithium mine in the Province of Manitoba, strategically located to supply the United States ("U.S.") "Auto Alley," from Michigan to the southern U.S., with direct rail access running south via Winnipeg. With our commitment to the environment, corporate social responsibility and sustainability, we aim to derive substantial revenues from the sale of lithium to the growing electric vehicle, or EV, and battery storage markets in the U.S. and abroad. With access to renewable energy produced in Manitoba, we expect to become the first supplier in North America of lithium mined exclusively with the benefit of power produced from fully sustainable, local sources.

The Snow Lake Lithium™ Project

Our 100% owned Snow Lake Lithium™ Project covers a 59,587-acre site that has only been 1% explored and contains an identified-to-date 8.2 million metric tonnes measured, indicated and inferred resource at between 0.99% and 1.13% Li2O. The Snow Lake Lithium™ Project is strategically located in Manitoba, ideally situated to economically deliver mined and processed lithium products to the EV battery industry serving the Auto Alley. With direct rail access running north to the Port of Churchill, which supplies access to Europe by ship, we would potentially expect to be able to economically deliver our future lithium output to the markets of Europe as well. Preliminary exploration of our Snow Lake Lithium™ property indicates a substantial S-K 1300 compliant measured, indicated and inferred resource of lithium ore, and we have only explored 1% of the Snow Lake Lithium™ property. We expect to prove this measured, indicated and inferred resource in the future through further exploration and technical analysis and reporting, although we can provide no guarantee that our measured, indicated and inferred resource will be confirmed as proven or probable reserves. With expected to be proven mineral resources and our prime location, successful completion of a PFS, obtaining of the required permitting and building of a mine and ore concentrator, we expect to be able to produce economically significant amounts of marketable lithium ore concentrate in a socially responsible and environmentally friendly way while utilizing renewable energy to power our mining operations. Assuming our successful execution of the required exploration and development steps and operating in accordance with our ESG corporate principals, we expect to be in a strong position to be able to exploit, through offtake agreements with OEM manufacturers, the anticipated rising demand for lithium to meet the burgeoning needs of the EV battery and related markets in North America and beyond.

Snow Lake Resources Ltd.
Management’s Discussion and Analysis
For the Six Months Ended December 31, 2023
(Expressed in Canadian Dollars)

The Historical Setting for the Growth of Lithium Demand

The unprecedented prosperity of the 20th century is very much attributable to the discovery of oil in Western Pennsylvania in the mid-1800s and the subsequent invention of the internal combustion engine. The symbiotic relationship between oil and the internal combustion engine has been the underpinning of world economic growth, expansion and, most importantly, the empowerment of millions of people to whom mobility and freedom have become a way of life. The interstate highways that flourished in the U.S. over the past century have enabled commercial fluidity across the globe that capitalized exponentially on the gilded age of rail.

Until recently, a world without oil and the internal combustion engine was inconceivable and environmentalists protesting the high price being paid for our economic way of life, were brandished unrealistic luddites. The paradox of environmental sensitivity and the irreversible progress of a polluting population seemed permanently juxtaposed, until it wasn't.

Today, we have reached the confluence where economic reality and social responsibility can finally meet. Thanks to technological innovation, through the development of the lithium battery, we can now create an electric fleet of vehicles that not only delivers luxury and economy but is also ecologically friendly to our planet. We are now on the precipice of the next great economic age - preceded by the steam engine, the railroad, the combustion engine and the internet, we are now ready to be catapulted into the electric age. With the advent of the lithium battery, no longer will we have to rely on fossil fuel to power our economy or our cars as we embark into the next great age and, more importantly, we can limit and ultimately reverse the damage caused to our planet by the rapid economic expansion of the past century.

The Coming Commodity Supercycle and Growth in Lithium Demand

From the Company's perspective, indications suggest that we are currently on the verge of a commodity supercycle fueled by pent up demand, infrastructure spending and post-COVID-19 economic exuberance. We expect that lithium, in particular, will benefit not only from a general rise in commodity demand but, specifically, from what we see as the tipping point for vehicle fleet electrification.

We believe that the journey now to the full electrification of our global automobile fleet has begun. Demand for EVs is being driven by conscious consumers who take the threat of global warming seriously and who have forced a universal commitment from the manufacturing industry to produce cars to match their environmentally conservative outlook. During the coming years, the achievement of this fleet conversion will be the primary challenge for the worldwide automobile industry and the determining factor will not be design or engineering, but batteries. Batteries will be the fuel and gold of the 21st century. Based on today's predictions of the trajectory of future EV growth, the world will not have sufficient battery capacity to match growing demand.

Lithium is the key mineral ingredient in the power storage component of the EV revolution and the global demand growth curve for lithium consumption over the next decade is expected to be exponential. While normal commodity cycles are affected by incremental and organic growth, it is only once in a century that we witness new, previously nonexistent demand grow to accommodate a new economic, social and cultural reality.

Snow Lake Resources Ltd.
Management’s Discussion and Analysis
For the Six Months Ended December 31, 2023
(Expressed in Canadian Dollars)

We believe that current global lithium production cannot cover a fraction of the projected exponential growth anticipated in the coming EV growth cycle and we intend to position the Company to become a significant lithium supplier to the North American automotive industry and beyond.

Corporate Developments

On July 17, 2023, the Company announced the appointment of Frank Wheatley as Chief Executive Officer ("CEO"). Mr. Wheatley brings more than 30 years of mining and resource industry experience. He also has extensive domestic and international experience with development and operating gold, copper and lithium companies, including project development, project financing, environmental permitting in accordance with all international best practice and ESG standards, as well as mergers and acquisitions.

On September 21, 2023, the Company closed its best-efforts flow-through financing through the issuance of 2,133,979 common shares at a price of $3.6117 (USD $2.67) per common share, for gross proceeds of $7,707,292 (USD $5,697,710) (the "Offering"). The proceeds of the Offering will be used exclusively to further the Company's lithium exploration and development programs in Manitoba. The shares were offered for purchase and sale to purchasers in the province of Manitoba on a private placement basis under Canadian law. The Offering was registered under applicable U.S. securities laws pursuant to a registration statement on Form F-3 filed with, and previously declared effective by, the SEC under the United States Securities Act of 1933, as amended.

On October 5, 2023, the Company announced the final set of results from the 2022/2023 winter-spring drill program at its 100% owned Grass River lithium project. For a summary of the update, please refer to the press release dated October 5, 2023, which can be found on EDGAR under the Company's profile.

Property option agreements

On January 29, 2024, Snow Lake entered into an option agreement (the "ACME Option Agreement") with ACME Lithium Inc. ("ACME"), pursuant to which ACME has granted the Company the option to earn up to a 90% undivided interest in the mineral claims held by ACME at its Manitoba lithium project areas, located in south eastern Manitoba, Canada (the "Shatford Lake Lithium Project").

The Shatford Lake Lithium Project is comprised of 37 mineral claims located over three project areas - Shatford Lake, Birse Lake, and Cat-Euclid Lake, totaling approximately 17,000 acres. The Shatford Lake Lithium Project straddles a 15 kilometers long structural trend of the Greer-Shatford Shear Zone with numerous pegmatite dykes and favorable host rocks.  It is situated in the southern limb of the Bird River greenstone belt in southeastern Manitoba.

Pursuant to the ACME Option Agreement, the Company may exercise the Option by paying a total of $800,000 and incurring a total of $1,800,000 in exploration and development ("E&D") expenditures over a two-year period, as follows:

  Initial payment: Cash payment of $20,000 (paid);
  Upon execution: Cash payment of $130,000 (paid);
  First year: Cash payment of $150,000 and minimum E&D expenditures of $600,000; and
  Second year: Cash payment of $500,000 and minimum E&D expenditures of $1,200,000.

Once the Company has earned a 90% undivided interest in the Project, and completed a positive feasibility study, a joint venture (the "Joint Venture") between Snow Lake and ACME will be formed for further development, the detailed market standard terms and conditions of which will be agreed at the time of formation of the Joint Venture.

Snow Lake Resources Ltd.
Management’s Discussion and Analysis
For the Six Months Ended December 31, 2023
(Expressed in Canadian Dollars)

Upon formation of the Joint Venture:

  Snow Lake will hold a 90% interest, and ACME will hold 10% interest in the Joint Venture;
  Snow Lake's interest will be a 90% participating interest in the Joint Venture, but will fund 100% of all expenditures until the completion of a positive feasibility study; and
  ACME will retain a 10% free carried interest, without the need to contribute to expenditures until the completion of a positive feasibility study on the Project.

Snow Lake intends to build upon the prior work undertaken by ACME on the Shatford Lithium Project, and its immediate focus is an ongoing detailed review of all data, samples, assays and reports prepared by ACME. The Company is in the process of designing an exploration program to both build upon ACME's work, and to undertake a regional exploration program over the balance of the Shatford Lithium Project to identify potential drill targets.

For more information on the Shatford Lake Lithium Project, please refer to the press release dated January 30, 2024, which can be found on EDGAR under the Company's profile.

On February 5, 2024 (the "Effective Date"), the Company also entered into another option agreement (the "Muskrat Dam Option Agreement") with a private Manitoba company ("Manco") to acquire a 90% undivided interest in a group of mineral claims in the Muskrat Dam Lake area of Western Ontario, near Kenora and the border with Manitoba (the "Muskrat Dam Project").

Pursuant to the Muskrat Dam Option Agreement, Manco has granted the Company the Option to earn up to a 90% undivided interest in the Muskrat Dam Project upon the following terms and conditions:

(a) Payments on the Effective Date

 i. paying to Manco on the Effective Date an aggregate of $50,000 cash (paid);

 ii. allotting and issuing to Manco on the Effective Date, as fully paid and non-assessable common shares, an aggregate of 500,000 common shares of Snow Lake at a deemed price equal to the 30-Day volume-weighted average trading price of the common shares on the Nasdaq (the "VWAP");

 iii. granting to Manco on the Effective Date, 2,000,000 Warrants to purchase one common share at a price of USD $1.50 per share for a period of 5 years, vesting as follows:

a) 500,000 Warrants vest on the Effective Date;

b) 500,000 Warrants vest upon Milestone 1 having been met;

c) 500,000 Warrants vest upon Milestone 2 having been met; and

d) 500,000 Warrants vest upon Milestone 3 having been met;

(b) Payments during the Option period

 i. The Company shall make the following payments (the "Payments") to Manco during the Option period as follows:

a) USD $1,000,000 in cash, or at Snow Lake's option, allotting and issuing to Manco, as fully paid and non-assessable, such number of common shares calculated by dividing USD $1,000,000 by the 30-Day VWAP, on the earlier of the following:

1) in the event a technical report determines there is a lithium resource on the Muskrat Dam Project of a minimum of 10 million tonnes with an average grading greater than 1% Li20; or

2) on the 1st anniversary of the Effective Date ("Milestone 1");

b) USD $1,000,000 in cash or at Snow Lake's option, allotting and issuing to Manco, as fully paid and non-assessable, such number of common shares calculated by dividing USD $1,000,000 by the 30-day VWAP, on the earlier of the following:

1) in the event the technical report determines there is a lithium resource on the Muskrat Dam Project of a minimum of 25 million tonnes with an average grading greater than 1% Li20; or

2) on the 2nd anniversary of the Effective Date ("Milestone 2"); and

Snow Lake Resources Ltd.
Management’s Discussion and Analysis
For the Six Months Ended December 31, 2023
(Expressed in Canadian Dollars)

c) USD $1,000,000 in cash or at Snow Lake's option, allotting and issuing to Manco, as fully paid and non-assessable, such number of common shares calculated by dividing USD $1,000,000 by the 30-day VWAP, on the earlier of the following:

1) upon completing a preliminary feasibility study by Snow Lake on the Muskrat Dam Project; or

2) on the 3rd anniversary of the Effective Date ("Milestone 3");

(c) Work commitment obligations

 i. Snow Lake shall incur or pay the following expenditures to improve the Muskrat Dam Project, during the option period (the "Work Commitment"):

a) USD $1,000,000 on or before the 1st anniversary of the Effective Date;

b) USD $1,000,000 on or before the 2nd anniversary of the Effective Date; and

c) USD $1,000,000 on or before the 3rd anniversary of the Effective Date.

Qualified expenditures incurred during any period in excess of the required Work Commitment for that period will be credited and apply fully to the Work Commitment for the succeeding period.

Upon exercise of the Option, Snow Lake will grant Manco a 2% net smelter return royalty over the Muskrat Dam Project, which Snow Lake may be reduced at any time down to 1.0% by paying $1,000,000.

For more information on the Muskrat Dam Project, please refer to the press release dated February 8, 2024, which can be found on EDGAR under the Company's profile.

Letter of Intent on Engo Valley Uranium Project

On February 20, 2024, the Company and a British Columbia company (the "Vendor") have entered into a binding letter of intent (the "LOI"), pursuant to which Snow Lake will acquire up to 85% undivided indirect interest in Namibia Minerals and  Investment Holdings (Proprietary) Limited (the "Project Company"), a private Namibian company, which in turn is the sole registered and beneficial owner of 100% of the right, title and interest in the Exclusive Prospecting License - 5887 (the "License") for the Engo Valley Uranium Project.

Pursuant to the LOI, the Company will acquire its 85% undivided indirect interest in the Engo Valley Uranium Project in two stages, as follows:

(a) First Stage Interest

Snow Lake will acquire an initial 68% undivided indirect interest in the Project Company (the "First Stage Interest"), upon:

  payment to the Vendor, upon execution of the LOI, of the amount of USD $250,000 in cash (paid);
  incurring exploration expenditures of a minimum of USD $200,000 (the "First Stage Expenditures") on the Engo Valley Uranium Project during February and March of 2024; and
  allotting and issuing to the Vendor, upon execution of a formal share purchase agreement ( the "Share Purchase Agreement"), as fully paid and non-assessable common shares of Snow Lake, such number of common shares (the "First Stage Shares") calculated by dividing USD $2,000,000 by the 5-day VWAP of the common shares of Snow Lake, being USD $0.9879 as of February 20, 2024, and being 2,024,496 First Stage Shares.

The First Stage Shares will be issued subject to the satisfactory completion by Snow Lake of due diligence on the Vendor, the Project Company, and the License, from the date of execution of the LOI until March 30, 2024 (the "Due Diligence Period"), and will vest and be released from escrow as follows:

  50% of the First Stage Shares will vest upon the expiry of the Due Diligence Period; and will be released from escrow upon renewal of the License; and

Snow Lake Resources Ltd.
Management’s Discussion and Analysis
For the Six Months Ended December 31, 2023
(Expressed in Canadian Dollars)
  50% of the First Stage Shares will vest upon the expiry of the Due Diligence Period; and will be released from escrow upon the completion of an SK-1300 compliant mineral resource estimate on the Engo Valley Uranium Project.

The First Stage shares will be cancelled by Snow Lake if the escrow conditions are not met within 12 months from the date of signing of this LOI.

(b) Second Stage Interest

The Company will acquire an additional 17% undivided indirect interest in the Project Company by (the "Second Stage Interest"), for a total undivided indirect interest of 85% in the Project Company, upon:

  incurring additional exploration expenditures of a minimum of USD $800,000 on the Engo Valley Uranium Project within 12 months of acquiring the First Stage Interest.

Any expenditures incurred by Snow Lake in excess of the minimum expenditures required to acquire the First Stage Interest will be credited or carried forward against the expenditure commitment for the Second Stage Interest.

(c) Retention of Interest in the Company

If the Company does not execute the Share Purchase Agreement, then Snow Lake will retain and hold a 10% undivided interest in the Project Company.

(d) Milestone Payments

Once the Company has acquired the First Stage Interest and the Second Stage Interest, Snow Lake will make the following milestone payments to the Vendor:

 i. Milestone Payment No. 1

Allotting and issuing to the Vendor, as fully paid and non-assessable common shares of Snow Lake, such number of common shares calculated by dividing USD $1,000,000 by the closing price of the common shares of Snow Lake as of February 20, 2024, being USD $0.97, and being 1,030,927 common shares, in the event an SK-1300 compliant technical report determines there is a uranium mineral resource on the Engo Valley Uranium Project of a minimum of 10 million pounds with a minimum average grade of 250 ppm U2O8.

ii. Milestone Payment No. 2

Allotting and issuing to the Vendor, as fully paid and non-assessable common shares of Snow Lake, such number of common shares of Snow Lake calculated by dividing USD $1,000,000 by the closing price of the common shares of Snow Lake as of February 20, 2024, being USD $0.97, and being 1,030,927 common shares, in the event an SK-1300 compliant technical report determines there is a uranium mineral resource on the Engo Valley Uranium Project of a minimum of 25 million pounds with a minimum average grade of 250 ppm U2O8.

For more information, please refer to the press release dated February 21, 2024, which can be found on EDGAR under the Company's profile.

Results of Operations

The following table sets forth a summary of the Company's consolidated results of operations for the periods indicated. The information should be read together with the Q2 2024 Financials and related notes. Historical results presented below are not necessarily indicative of the results that may be expected for any future period.

Snow Lake Resources Ltd.
Management’s Discussion and Analysis
For the Six Months Ended December 31, 2023
(Expressed in Canadian Dollars)

	Six Months ended December 31,
	2023	2022
	$	$
Expenses
Professional fees	1,282,465	1,943,774
Consulting fees	767,299	178,643
Stock-based compensation	630,689	848,520
Directors' and officers' consulting fees	449,517	3,191,023
Insurance expense	365,999	567,825
General and administrative expenses	173,877	270,004
Travel expenses	144,821	104,803
Transfer agent and regulatory fees	66,065	38,465
Research expenses	41,066	12,000
Depreciation on right-of-use assets	15,840	-
Bank fees and interest	4,675	5,896
Accretion expense	3,461	-
Interest on loan and debentures	-	1,193
	(3,945,774)	(7,162,146)

Other Income
Gain on change in fair value of derivative liabilities	1,052,807	31,323
Premium on flow-through shares	603,328	-
Grant income	-	109,750
Foreign exchange (loss) gain	(28,204)	1,084,222
	1,627,931	1,225,295
Net Loss and Comprehensive Loss	(2,317,843)	(5,936,851)

During the six months ended December 31, 2023, the Company incurred total operating expenses of $3,945,774, as compared to total operating expenses of $7,162,146 in 2022, for a decrease of $3,216,372. The substantial reduction in operating expenses in the current period is a direct result of a one-time addendum payment made to certain former officers of Snow Lake in 2022 (see below). Management has also been monitoring cash flows, and in an effort to reduce expenditure, the Company has seen a reduction in expenses such as professional fees, directors' and officers' consulting fees, among others.

Key components of Snow Lake's results of operations during the six months ended December 31, 2023 and 2022 are discussed as follows:

  Professional fees totaled $1,282,465 (2022 - $1,943,774), for a decrease of $661,309, which comprised primarily of services from outside consultants in areas such as legal counsel, accountants and auditors, which are all essential to the Company's operations. In the comparative period, the Company incurred substantial legal expenses in relation to a proxy requisition among certain shareholders and the former management team, which culminated with the restructure which took place upon completion of an annual general and special meetings in January 2023.

  Consulting fees totaled $767,299 (2023 - $178,643), for an increase of $588,656. Consulting fees comprised of third-party work primarily for marketing, investor relations and information technology. These fees are primarily related to promotional activities related to costs associated with the Company building its marketing strategy. In October 2023, the Company also issued 300,000 warrants to a third-party pursuant to a marketing services agreement. These warrants, while classified as derivative liabilities, were recorded as consulting fees for an amount of $238,107.

Snow Lake Resources Ltd.
Management’s Discussion and Analysis
For the Six Months Ended December 31, 2023
(Expressed in Canadian Dollars)

  Non-cash stock-based compensation totaled $630,689 (2022 - $848,520), for a decrease of $217,831. The Company had previously granted restricted share units ("RSUs") and stock options to certain officers and directors, including a grant of these securities to the CEO in July 2023. The amount of stock-based compensation recorded is dependent on the valuation of the grant date fair value of these securities, which is subject to various estimates, based on the application of the Black-Scholes valuation model which requires management to make various assumptions and estimates which are susceptible to uncertainty, including the expected volatility of the share price, expected forfeitures, expected dividend yield, expected term of the warrants or options, and expected risk-free interest rate. Changes in these input assumptions can significantly affect the fair value estimate.

  Directors' and officers' consulting fees totaled $449,517 (2022 - $3,191,023), for a decrease of $2,741,506. As mentioned above, certain one-time addendum payment was made to former executives of the Company in the comparative period. On November 1, 2022, the Company purported to amend the consulting agreements with the entities controlled by the former CEO and COO, with an addendum which amended the termination clause of their respective agreements. As a result of the addendum, the Company recorded fees of $1,672,988 (USD $1,224,040) and $881,842 (USD $648,020), respectively, of which the payout was made to the respective entities controlled by the former CEO and COO. Excluding the effect of the addendum payments, the Company actually was able to reduce these by more than half, consistent to its current cash management approach.

  Insurance expense from directors' and officers' ("D&O") insurance coverage totaled $365,999 (2022 -$567,825), for a decrease of $201,826. Upon listing, the Company was required to obtain D&O insurance for its officers and directors, at a premium price due to its lack of history of operations. Since then, the Company has been able to renew its D&O insurance coverage at lower premiums.

  General and administrative ("G&A") expenses totaled $173,877 (2022 - $270,004), for an increase of $96,127. The decrease in G&A expenses is directly related to the emphasis placed by management to reduce expenditure.

  Travel expenses totaled $144,821 (2022 - $104,803), for a moderate increase of $40,018. Since travel restrictions from COVID began lifting in 2022, management had resumed travelling for business purposes as COVID restrictions began lifting.

  Transfer agent and regulatory fees totaled $66,065 (2022 - $38,465), for a decrease of $27,600. Similar to D&O insurance, it was essential for the Company to appoint a transfer agent upon listing to assist in recording changes of ownership and maintaining security holder records. Regulatory fees comprised of filing in conjunction of the listing and ensuing filing requirements, are also included in transfer agent and regulatory fees.

  The Company also recorded total other income of $1,627,931 (2022 - $1,225,295), comprised primarily of a gain on change in fair value of derivative liabilities of $1,052,807 (2022 - $31,323), and premium on flow-through shares of $603,328 (2022 - $nil) recognized during the period. In the current period, the Company also recorded a foreign exchange loss of $28,204 (2022 - foreign exchange translation gain of $1,084,222 recorded due to the translation of certain balances into the functional and presentation currency of the Company).

Overall, the Company recorded a net loss of $2,317,843 for the six months ended December 31, 2023 (2022 - $5,936,851). Net loss per share for the six months ended December 31, 2023 was $0.12 per basic and diluted share (2022 - $0.33 per basic and diluted share).

Snow Lake Resources Ltd.
Management’s Discussion and Analysis
For the Six Months Ended December 31, 2023
(Expressed in Canadian Dollars)

Liquidity and Capital Resources

The following table sets forth a summary of the Company's consolidated cash flows for the periods indicated. The information should be read together with the Q2 2024 Financials and related notes. Our historical results presented below are not necessarily indicative of cash flows that may be expected for any future period.

	Six Months ended December 31,
	2023	2022
	$	$
Operating Activities
Net loss for the period	(2,317,843)	(5,936,851)
Adjustments for non-cash items	(663,359)	817,572
Net change in non-cash working capital items	682,189	(839,936)
Cash Flows (used in) Operating Activities	(2,299,013)	(5,959,215)

Financing Activities
Proceeds from private placement financing	7,707,292	-
Share issuance costs	(215,376)	-
Repayment on loan	-	(201,532)
Proceeds from exercise of warrants	-	31,578
Payment on redemption of restricted share units	(546,476)	-
Lease payments	(17,914)	-
Cash Flows provided by (used in) Financing Activities	6,927,526	(169,954)

Investing Activities
Payments for exploration and evaluation assets	(2,179,251)	(4,589,220)
Cash Flows (used by) Investing Activities	(2,179,251)	(4,589,220)

Increase (decrease)	2,449,262	(10,718,389)
Cash, beginning of period	3,840,880	23,792,408
Cash, end of period	6,290,142	13,074,019

During the six months ended December 31, 2023, net cash used in the Company's operating activities was $2,299,013 (2022 - $5,959,215). The decrease in operating spending is a reflection on management's emphasis to reduce discretionary expenditure while the scope of activities continues to increase. The comparative decrease in cash used is also related to the one-time addendum payments of $1,672,988 (USD $1,224,040) and $881,842 (USD $648,020), made to the respective entities controlled by the former CEO and COO as noted in the "Results of Operations" section.

During the six months ended December 31, 2023, net cash provided by financing activities was $6,927,526 (2022 - net cash used of $169,954). In September 2023, the Company closed the Offering for gross proceeds of $7,707,292 (USD $5,697,710), offset by associated share issuance costs paid for $215,376. The Company also made a payment of $546,476 upon the redemption of certain RSUs and lease payments of $17,914. In the comparative period, the Company did not participate in much financing activities other than having repaid a loan for $201,532, while it also received total proceeds of $31,578 on exercises of warrants.

During the six months ended December 31, 2023, the Company also incurred investing cash outflows of $2,179,251 (2022 - $4,589,220) through payments made for the Company's exploration and evaluation ("E&E") assets on the Snow Lake Lithium™ Project.

Snow Lake Resources Ltd.
Management’s Discussion and Analysis
For the Six Months Ended December 31, 2023
(Expressed in Canadian Dollars)

As the Company has yet to generate any revenues to date, it currently has no regular cash flows from operations, and the level of operations is principally a function of availability of capital resources. The primary source of funding has historically been through private placement financing of equity securities and convertible debentures. During the current period, the Company was able to raise about $7.7 million through the Offering. Going forward, the Company will likely have to continue to rely on equity or debt financing in order to maintain its working capital and expenditures requirements, and to service its flow-through expenditures requirement. There is no guarantee that the Company will be able to successfully complete such financing, as market conditions and business performance may dictate availability and interest.

As at December 31, 2023, the Company had current assets of $6,950,545 (June 30, 2023 - $4,916,236), including cash of $6,290,142 (June 30, 2023 - $3,840,880) to settle current liabilities of $2,990,666 (June 30, 2023 - $3,883,529), for a working capital of $3,949,593 (June 30, 2023 - $1,032,707).

Management is actively monitoring cash forecasts and managing performance against its forecasts. In the past year, the Company had built up its financial position through the raising of funds from the issuance of shares and by conversion certain outstanding debentures and was able to raise additional funds from the Offering during the period. Nevertheless, management will remain cautious in its capital management approach, and continue to look for new sources of financing in the next 12 months, to fund its working capital to advance the Company's operations.

Significant Accounting Judgments, Estimates and Assumptions

The preparation of the Company's consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, revenue and expenses. These are described in greater detail in Note 3(e) to the Restated 2023 Financials.

Summary of Significant Accounting Policies

The significant accounting policies used by the Company are described in greater detail in Note 4 to the Restated 2023 Financials, unless otherwise noted.

Off Balance Sheet Arrangements

As at December 31, 2023 and the date of this MD&A, the Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the results of operations or financial condition of the Company.

Contingencies

The Company's E&E activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. As at December 31, 2023, the Company believes its operations are materially in compliance with all applicable laws and regulations. The Company expects to make future expenditures to comply with such laws and regulations.

As of December 31, 2023, Snow Lake has made a claim against certain former directors of the Company and their holding companies for, among other things, breach of fiduciary duty as a result of, amongst other matters, of those directors approving changes to the consulting agreements between the former CEO and COO and their holding companies, for termination payments of USD $1,392,000 (to USD $1,872,000) during a time where it was clear that a change of control of the Company was imminent and increased the range of instances where they would be eligible for those payments. The Company takes the position that the amendments are void and that the former CEO and COO were not entitled to any payments under their consulting agreements. Snow Lake seeks to recover the payments made to the former CEO and COO.

As of the date of approval of these consolidated financial statements, all defendants have now filed Statements of Defence. All defendants have made counterclaims seeking indemnification for legal fees incurred in responding to this claim in relation to directors' indemnity agreements they have with the Company. The Company takes the position that the defendants are not eligible for indemnity payments as a result of their breaches of fiduciary duties. The next step will be for the Company to file its Replies and Defences to Counterclaims, and then proceed to discovery. As at December 31, 2023, as the outcome of the claims remains uncertain, the Company had not recognized any contingent assets on the consolidated statements of financial position.

Snow Lake Resources Ltd.
Management’s Discussion and Analysis
For the Six Months Ended December 31, 2023
(Expressed in Canadian Dollars)

On July 13, 2023, the Company also filed an application against its former Manitoba law firm seeking to assess for reasonableness certain invoices of the law firm rendered between May 2022 and January 2023, as well as the repayment of any fees paid to the law firm which the Court finds to be unreasonable. Subsequent to period-end, certain settlement funds were received by the Company.

Subsequent Events

Property option agreements

On January 29, 2024, Snow Lake entered into the ACME Option Agreement. Refer to "Corporate Developments" for more details.

On February 5, 2024, the Company also entered into the Muskrat Dam Option Agreement. Refer to "Corporate Developments" for more details.

Letter of Intent on Engo Valley Uranium Project

On February 20, 2024, the Company and the Vendor have entered into a binding LOI, pursuant to which Snow Lake will acquire up to 85% of the Project Company in Namibia. Refer to "Corporate Developments" for more details.

Vesting of RSUs

On February 14, 2024, the Company issued 60,000 common shares upon the exercise of 60,000 RSUs previously granted to various directors.

Debt settlement

On February 20, 2024, the Company issued 325,000 common shares to settle a debt (the "Shares-for-Debt Settlement") of USD $273,000 owed to a third-party, in relation to services provided by the third-party.

Settlement funds

Subsequent to December 31, 2023, the Company received an aggregate amount of $150,000, relating to compensation against applications filed against certain former legal counsels.

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demand, commitments or events that are reasonably likely to have a material effect on our net revenues and income from operations, profitability, liquidity, capital resources, or would cause reported financial information not to be indicative of future operation results or financial condition.